What's Copaxone Worth to Teva? The Case for Teva IV

This is Part 4 of a multi-part series discussing the rationale for our investment in Teva. Check out Part 1, Part 2, and Part 3.

Copaxone is a huge drug. Teva sold about $4 Billion worth of Copaxone in 2012, and looks set to sell a bit more than that this year. Not only is Copaxone Teva's biggest product by revenue, its profit margins are better than anything else in the Teva empire. How much better? On $4B in sales, Teva generated about $3 Billion in operating profit. *Forf every dollar of Copaxone sales, 75 cents falls to the pretax bottom line*. Which is just extraordinary when you consider that a generic drug revenue dollar generates only about 10-15 cents in operating earnings while even a typical branded drug revenue dollar generates "only" 35-40 cents in operating profit.

The problem for Teva is that over the next 3-5 years, all of this revenue (and resultant profit) will be going away. Such is the life of a blockbuster drug like Copaxone. It's almost tragic. For years, it has generated enormous profits for Teva while helping to prevent countless episode relapses in MS patients, but like most blockbuster drugs, the next two years will see Copaxone fall victim to the twin forces of patent expiration and competition:

- Copaxone is protected by multiple patents but based n recent court rulings, not all those patents are valid. The one that is valid expires in the middle of 2014. Still, it's not so clear that a generic version of Copaxone will appear when the patent expires. That's because Copaxone is a complex molecule, and the FDA may require the companies that have developed a generic to run full clinical trials on their version of Copaxone. In fact, Teva has filed several citizens' petitions with the FDA arguing that because Copaxone is a difficult drug to characterize, and because the Teva version of Copaxone has long history of both efficacy and safety, any generic version should be subject to stricter standards of approval than typical generic bio-equivalence (which is usually defined simply by the representation of the drug in the bloodstream). As we'll see in a bit, this doesn't matter all that much for Teva as a whole.
- From a competitive standpoint, Copaxone has been under assault many times over the past decade from drugs that "experts" thought would take large amounts of market share from Copaxone – Tysabri, Gilenya, Aubagio, etc. Each time it turned out that the "experts" were wrong and Copaxone mostly maintained its market share, which has been in the 40% range for a long time. But this past April's launch of Biogen's Tecfidera looks like it might be a real game changer in the MS market. Tecfidera's clinical results are stellar, and the drug is taken orally, as opposed to Copaxone which requires an injection *every single day*. Although Tecfidera was launched barely six months ago, it has already captured about 10% of the market based on IMS data.

So basically, Teva's Copaxone franchise looks like it's seen its best days. The only question at this point is: how quickly will it decline? To answer that question, or really, to establish a reasonable range of responses to that question, we need to consider the following:

- While Tecfidera is a great drug, Copaxone is no slouch. There aren't many drugs (and in the MS space there aren't *any* drugs) with a stellar safety and efficacy record over a two decade span. It's true that Tecfidera is quickly gaining market share, but a) not all of it is coming from Copaxone and b) the typical market share trajectories that you see from new drugs, especially the potentially amazing ones, is that the "early adopter" physicians are responsible for the initial prescription surge, and then the growth rate settles down a bit as the average physician is more deliberate in adopting the new drug. We think we'll see the same thing with Copaxone – the average physician who already has her patients on Copaxone

is unlikely to switch to Tecfidera given the solid track record of Copaxone and the historical safety snafus (i.e., tragedies) of new drugs in the MS arena (e.g., Tysabri). It's likely that the general attitude for current Copaxone users will be "if it ain't broke, don't fix it." That said, Tecfidera will probably do quite well in new MS cases, but even there, doctors with a long history of using Copaxone will not be making wholesale changes.

- From a patent expiration standpoint, Copaxone has two things going for it:
  1. The Copaxone patents expire in May, 2014. The FDA has not yet approved a generic version of Copaxone, and it's not clear they will. As I mentioned above, Copaxone is a difficult molecule to characterize, and the FDA may not allow a generic without clinical trials. Even if they do, they might not do it by May, 2014. Or they might. Or they might wait a few years. At the end of this pretty informative article from Bloomberg about Teva losing the 2015 patent case, you get the point of view of two different analysts. Ronny Gal, of Sanford Bernstein, thinks there's a 50% chance that the FDA will approve a generic Copaxone. Just to explain to you his logic, because I've read a bunch of his notes on the issue, he looks at the FDA's recent track record of approving other complex generics, and carries that experience over to Copaxone. In that same Bloomberg article, David Steinberg of Deutsche Bank argues that a Copaxone generic approval may "not emerge for a couple of years" and that the regulatory pathway for such an approval is "very murky." So basically, no one knows.
  2. Teva recently completed a successful Phase 3 trial of a new formulation of Copaxone. The new formulation, instead of being injected every day, is only injected 3 times a week, at double the dose of the original Copaxone formulation. In what you may think is a twisted characteristic of the US intellectual property world, this new formulation, which Teva expects the FDA to approve in early 2014, will be protected by patents until the year 2030. Seriously – same formulation, higher dose, smaller number of injections on a weekly basis – all that gives Teva an extra 16 years of patent protection. I'm not here to make moral judgements about our patent system – I just have to work with the reality as it is. Anyway, Teva's management has said that their market research suggests that half of current Copaxone users would want to switch to this three-a-week formulation. The longer it takes the FDA to approve generic Copaxone (if they do), the more patients Teva will switch to the new non-genericized formulation.

So there are a lot of moving parts to the Copaxone question – how much market share will Tecfidera steal from Copaxone? Will the FDA allow a generic? If so, when? How successful will Teva be in switching its current "installed base" of Copaxone users to the new (and more profitable) formulation of Copaxone? How much time will it have to do so?

Given the infinite number of possibilities here, our approach is to do a sensitivity analysis. In other words, we look at the value of Copaxone in 3 states of the world: worst case, base case, and best case. Here's our analysis:

- In the worst case scenario, we assume:
  - Tecfidera steals 25% of Teva's market share in the next 12 months, and continues ti take share over the next few years
  - The FDA approves a generic, and the generic starts to sell the day the patent expires in May of 2014
  - The generic captures 50% of the market, and the price declines to 80% of the original price
  - Six months after the first generic enters, the next generic also is approved (there are currently two ANDAs in the pipeline for Copaxone), and Teva is left with only one third of the market, and the price declines to 60% of the original price
  - Copaxone sales continue to decline by 40% *annually* after that
  - Teva is unable to switch *any* of its current Copaxone users to the new three-per-week formulation
  These are pretty dire assumptions, but under those assumptions, and counting the cashflows over the next few years, and discounting them back to the present at a 10% rate, Copaxone is *currently* worth about $4 per Teva share.

- In our base case scenario, we start off with our worst case scenario, but we adjust the assumptions a bit:
  - Same share stealing by Tecfidera
  - The FDA approves a generic, but only at the end of 2014
  - Same assumptions about generic share capture and price erosion, but only starting in 2015
  - Same 40% decline *annually* in Copaxone sales after that
  - Teva successfully converts 20% of its Copaxone users to the three-per-week formulation, where the price is the same as the original Copaxone.

  These are a bit more optimistic assumptions than our worst case, but we think this is actually a bit more realistic. Counting the cashflows over the next few years and discounting them back to the present, we get around $6.50 per Teva share in Copaxone value.
- In our best case scenario (it's really not the best case – the best case is that no Copaxone generic ever gets approved, and Tecfidera stops gaining share, but that's so unrealistic, we don't even consider it), we assume the following:
  - Same Tecfidera share gain, but tapering off a bit in 2016
  - The FDA only approves a generic in the middle of 2015
  - Same assumptions about generic share capture and price erosion
  - Teva successfully converts 30% of its current Copaxone users to its three-per-week formulation
  - Copaxone, in all its forms, continues to decline at 40% per annum

  These are admittedly optimistic assumptions, but the key here is that they're still well within the realm of realistic. Anyhow, counting the cash here gives us about $7.50 per Teva share in Copaxone value.

To summarize in neat little charts, here are the three aforementioned scenarios in terms of annual Copaxone sales (in millions of $US) for the next 3 years (and assuming a 40% annual decline afterward):


Copaxone Revenues: Sensitivity Analysis
4,000
3,000
2,000
1,000
0
2013
2014
2015
2016
Worst Case
Base Case
Good Case

And here is the Copaxone value per share in each scenario:


Copaxone's value to Teva, per share
7.40
6.30
5.20
4.10
3.00
Worst Case
Base Case
Good Case

I also wanted to show you this chart, so you can see just how little all this matters in the grand scheme of things. The difference between Copaxone's value in the worst case and best case is about 10% of Teva's current share price, and even less than that if one thinks – as we do – that Teva is worth substantially more than the current trading price implies (the chart below has Teva's current share price imply the base case scenario):


Copaxone as part of Teva's Value, per share
60.00
45.00
30.00
15.00
0.00
Worst Case
Base Case
Good Case

I read lots of research, and you cannot imagine how much ink has been spilled in the last 3 years about Copaxone, and how terrible all this is for Teva, etc. But anyone who's been realistic up until now knew very well that even in the best case, Teva was going to face patent expiration of Copaxone in 2015, and that given its enormous profitability, the laws of capitalism would make sure that other pharmaceutical companies would eventually succeed in producing some competition. In the grand scheme of things, the difference between the worst case and best case for Copaxone is only worth a few dollars a share for Teva. The last chart of the above three best represents that.

In our next post, we'll discuss a few odds and ends about Teva, including the importance of the new management team, the new strategic direction, capital allocation, etc. Our final post will wrap it all up and explain why we think Teva is so attractive an investment candidate *at the current price.*

Disclaimer: This discussion is meant solely as an illustration of our investment and thought process at Eudora, and NOT as a recommendation or suggestion to buy or sell any securities. Before you make any investment, do your own research and talk to your own financial advisor. We do not vouch for the accuracy or correctness of anything mentioned in this post and anything we say might be wrong. We are not responsible for what could be a reckless decision to buy or sell any security simply on the basis of reading a blog post or series of blog posts.

How Management and Strategy Matter – The Case for Teva V

This is Part 5 of a multi-part series discussing the rationale for our investment in Teva. Check out Part 1, Part 2, Part 3, and Part 4.

Operating profit and free cashflow may not be something you can round to the nearest million dollars, but you can come up with a *reasonable range* of numbers that provide a basis for valuing a company. The same cannot be said for the **quality of management**, which is a *very* subjective assessment. And even that can seem like a hard science compared to an appraisal of **long term strategy**. Both of these, though, are important aspects of the Teva thesis, and they're the primary issues addressed in this post. But first, a bit of history.

As mentioned in Part 1 of this series, Teva's early history is the story of a generic drug company pioneering the use of Paragraph IV patent challenges to grow its revenue and earnings parabolically. Teva always had some branded R&D operations, which actually paid off with the approval and marketing of Copaxone, but the company was primarily built on generic drugs. After a while, though, as new avenues for growth became difficult to come by (which is what usually happens after rapid growth), Teva did what many growth companies do when they can no longer grow organically – it succumbed to the siren song of Wall Street investment bankers. By its own admission (on the history section of the website), Teva "adopted an aggressive merger & acquisition strategy in the US and in Europe." By the way, for a long term investor, that sentence has the same effect as a man trying to impress a woman with his "aggressive cocaine addiction."

The goal of the M&A campaign was at first to consolidate the generic drug industry, and then, when that was "accomplished," and the patent cliff became visible over the horizon, Teva spent enormous amounts of money "diversifying" its product line by adding specialty drug assets. Between 2006-2011, Teva spent a staggering $27 Billion on 4 major acquisitions ($20 Billion on generic drug companies, and $7 Billion on specialty drug company Cephalon). In general, if you look back at these acquisitions, we'd argue that Teva overpaid very significantly (although the jury is still out on Cephalon given the respiratory assets that Teva acquired in the deal).* This should come as no surprise: aggressive and large-scale M&A almost never works out, and this is backed up by plenty of academic literature on the topic.** The key point here is that Teva responded to the long term threat of the patent cliff by throwing lots of money at the problem, and that sort of response usually doesn't work out very well.

Anyway, the first good thing about Teva's current management team is that it's not the same one that lit billions of dollars on fire in the pursuit of what Peter Lynch called "diworsification." In the beginning of 2012, the board, probably realizing how much value the then-current management team destroyed through acquisitions, brought on Jeremy Levin to be the company's new CEO. Levin, a physician born in South Africa, was a senior VP for Strategy at Bristol-Myers Squibb (BMY) when Teva recruited him, and was known for his successfully executed "string of pearls" strategy at BMY. String of pearls meant that BMY, instead of making large and company-altering acquisitions, would assemble a portfolio of partnerships and bolt-on acquisitions in order to develop its pipeline, those various relationships forming a "string of pearls."

The key elements of the strategy are:

- The lack of "bold" bets: bold bets (translation: bets that wager enormous amounts of corporate capital on a small set of outcomes) are great for Wall Street's fee-earning banking machine and terrible for the companies making the bets. When was the last time you met *anyone* who got rich making bold bets in Vegas? Well, big M&A has a similar negative expected return profile.
- Small bets: The string of pearls strategy makes small bets by either entering into partnerships with

companies that need capital to help develop promising drugs, or acquiring such small companies outright (acquisitions in the tens of millions of dollars rather than billions of dollars). So instead of taking big swings in search of a home run (result: lots of strikeouts, few home runs), the string of pearls strategy waits patiently for good pitches with the simple goal of getting on base. The result is that for each individual opportunity being pursued, the downside is small but the upside can be very big.

- Targeted bets: how can small bets with smaller downside have a potentially large payoff? The lynchpin of the string of pearls strategy is to partner with or acquire *only assets that strategically fit with the company's current strengths*. This way, if the bet is a total loss, no sweat given its size. But if it works, the acquired asset, in combination with a company's legacy assets, could have enormous potential. The most classic example of this phenomenon is what a friend of mine calls "economies of distribution." Imagine Coca Cola spends $250M on a small but trendy soft drink company. Maybe Coke paid a large multiple of earnings or revenues, but Coke can now take the company's products and load it on the same trucks that ship Coca Cola to pretty much every retail outlet in the country. The bet was small, and if it doesn't pay off for Coke, no problem. But if it does, the drink can easily become a multibillion dollar business due to the legacy distribution aspects that Coke can put to work in its service.

So Teva's current management team actually has experience executing a plan that *specifically calls for no big acquisitions*. But much more importantly, the reason we think there's so much upside to Teva over the next few years is that Teva's legacy assets – both physical and intangible – make it the perfect vehicle in which to exploit a string of pearls strategy. It worked very well for BMY (so well that the company brags about it on a dedicated web page), and we think it will work brilliantly for Teva. Here are Teva's critical legacy assets:

- Generic drug factories and expertise: Think about Teva's roots as a generic drug manufacturer. While it may not have the market share it did five years ago in this space, and it may not be as profitable as it once was, it's still the largest generic drug maker in the world, with the most extensive library of drugs, and probably the most formidable assets in the world in the production of API (Active Pharmaceutical Ingredients – the biological building blocks of medicine, the "active ingredients," if you will, in the pharmaceutical world). It also has the ability to manufacture these on demand given its global manufacturing footprint (we're talking about over 70 manufacturing facilities worldwide). In addition, Teva has the largest R&D organization dedicated to generic drugs, which gives it unparalleled expertise in the *science behind* the manufacturing of medicine, which would be critical in the pursuit of manufacturing innovations.
- Branded drug focus – Teva is not a jack-of-all-trades in branded drugs. It has an R&D organization specifically devoted to CNS, women's health, respiratory, and oncology. Teva's possesses a focused R&D organization, intimate knowledge of a few major medicinal areas, and experience with what works, what doesn't work, and *what might work* in these specialties.
- Two broad areas of expertise – with the exception of Novartis, no other pharmaceutical company has experience in both the branded drug side of the pharmaceutical industry *and* the generic side of the industry. Teva does, which means it has dealt with regulators both on generic and branded drugs, and also has a good idea of what third party payors are likely to pay up for and what they'll pass on.
- Geographic presence – Teva's global generic operation means that it has boots on the ground in pretty much every major market in the world, as well as regulatory and payor relationships, and the ability to distribute medicine and be a recognized brand in those countries.

The above assets play very well into Levin's plan to implement the string of pearls, but at Teva, Levin is putting a spin on this implementation. At Teva, the strategy is called "NTEs" or "New Therapeutic Entities." Levin's logic is as follows: most medicines are not perfect. The problem could be intolerable side effects, or it could be an inefficient delivery mechanism, or it could be that a chronic disease the person is suffering from requires multiple pills every day (a particular problem with geriatric-focused medication, and one that inevitably leads to low levels of compliance with the drug regiment). A new therapeutic entity would use drugs that already exist but would combine or deliver or formulate them in a new way that would improve on the old formulation's weaknesses, thereby improving patient outcomes. Teva is uniquely suited to execute on this strategy: it has the largest inventory on the planet of existing drugs, the R&D capability to explore new combinations and delivery mechanisms, the regulatory and payor relationships to properly assess the chances of a drug approval and market potential, and the physical manufacturing presence and expertise to actually produce these NTEs.

Just to give you an example of a theoretical NTE (Teva's example, not mine), imagine an HIV patient that has to take 3 pills every single day of multiple drugs. That means 90 pills a month, which is not the easiest regiment to adhere to. If Teva were to combine the three pills into one, this would increase compliance with the drug regiment. The great thing about this is that even if all 3 drugs are generic, if this new formulation worked, it could potentially be *fully patentable like any branded drug*. Thus, Teva would be taking medicines that are *already in use*, combining them in a unique formulation, getting the requisite regulatory approval, and then selling them as branded drugs. This is low-risk stuff, but potentially very rewarding.*** Teva's generic expertise in manufacturing drugs, and its regulatory expertise getting drugs through the NDA approval path (New Drug Application – the process that new drugs, i.e., non-generics, have to go through to get regulatory approval), perfectly complement each other in such a scenario. Not many companies have the breadth of expertise that Teva has in both these arenas.

Copaxone, by the way, might be a future NTE. Teva recently acquired a small company called MicroDose, which happens to have developed a neat technology that could potentially deliver injectable drugs via a patch-like mechanism. They call it "needle-free" injection. What if Teva could deliver Copaxone to the patient through such a system? The convenience and increased compliance of the 3TW formulation would be nothing compared to the improvement on such a system. Such a possibility is not too far off. And notice how Teva's acquisition of MicroDose was small ($40M + milestone payments), and fits beautifully with Teva's asset-base (i.e., string-of-pearls). I'm sure there are lots of different generic drugs in Teva's lineup that could potentially become even better drugs if they were delivered in a more convenient/effective way. Except that if delivered in a new way, they would be patentable and branded and earn significantly higher margins than somewhat commodified oral pills.

Teva's partnerships and acquisitions in recent months are all clearly understandable through the string-of-pearls/NTE lens.º Teva is looking for companies and assets to partner with and buy where the goal of the deal is to augment the target product(s) by maximizing its potential using Teva's current asset base. It's like the string of pearls, but on steroids – while BMY was plugging in its acquisitions to its marketing and distribution muscle, Teva is plugging in its acquisitions into its R&D and regulatory expertise, improving it, and then exploiting it with its manufacturing, marketing and distribution organizations.

Other Important Management/Strategy Notes

Besides the NTE concept, there are a few other major strategic initiatives that the new management team has targeted:

- Cost cutting – we talked a bit about cost-cutting in the post on generic drugs, but Teva recently came out and said it think it will be able to cut a full $2 Billion from its current cost structure, mostly out of optimizing its supply chain and manufacturing operations. To that end, Levin recruited Carlo De Notaristefani from his old employer, BMY. Notaristefani was in charge of optimizing the BMY supply chain and increasing the productivity of the company's physical assets, and his job at Teva is similar.

- Focus – Levin has made it clear that, similar to his strategy at BMY, he will not allow Teva's resources to be invested in areas in which it has no competitive advantages. So some pipeline drugs, R&D capabilities, and personnel, that don't fit Teva's focus on generics and the big four specialties, will be sold or jettisoned. We are generally fans of focusing on what you know, so we see this as a good sign.
- Teva recently formed consumer healthcare joint venture with Procter & Gamble. Teva is responsible for manufacturing OTC products while P&G is responsible for using its marketing muscle to brand and sell the products. The JV currently generates over $1 Billion in annual revenue, with Teva owning 49% of it. Levin has stated that some of Teva's generic and NTE initiatives would fit very well into the P&G-branded joint venture. We think taking advantage of P&G's strong brand in the generic and NTE arena could be a big positive, as it can sometimes replace, or even improve upon, the competitive advantage of patent protection.

Management and Strategy: Gravy for the Teva Investment Thesis

As I said at the beginning of this post, it's tough to nail down the value of management and strategic direction. But it *is* possible to assess the situation and come up with an opinion regarding whether management and strategy are a net positive, a net negative, or somewhere around neutral. With Teva, we come down squarely on the net positive side: management has an excellent track record, and it's implementing a strategy that it successfully executed at BMY, but adapting it to Teva's competitive advantages. By Levin's estimation (which he's discussed at many investor conferences as well as quarterly earnings calls), the NTE opportunity is multiple billions of dollars in revenue, and the cost-cutting will probably mean billions in incremental profits. The extent to which these benefit shareholder can't be *known*, but we don't think investors are presently paying for it. Therefore, any significant positive surprises present pure upside to our valuation. That's the topic we look forward to discussing in the next and final post on Teva.

* In a DealBook article about the Cephalon acquisition, the author quoted a brokerage analyst saying, "[Teva's] share price has been doing quite badly recently… It was pretty clear Teva was going to make a deal to get themselves out of that funk." That is almost *never* a good sign for the shareholders of the acquirer.

** In particular, the last link there points to a survey by Watson Wyatt of the academic literature, and Teva's 2008-2011 spending spree pretty much lines up with every indicator of M&A failure that the paper discusses including:
• "Deals with a transformative strategy…devalued the company…" – i.e., Cephalon
• "Returns for large acquirers averaged *-3.5%…*" – i.e., all the large acquisitions Teva made between 2008 and 2011
• "It pays to be a serial acquirer *up to a point*." i.e., the final few deals Teva made to consolidate the generic drug business were terrible deals.

*** By the way, I'm well aware that the example in that paragraph may not actually be patentable, but it illustrates the NTE concept in a way that's easily understandable. Teva has an array of delivery mechanisms (inhalers, patches, injections, etc.) that it can use for new formulations/delivery mechanisms.

º Besides the MicroDose acquisition, Teva's partnership with Alexza Pharmaceuticals, a company with a novel inhaler delivery mechanism, also fits the NTE paradigm.

Teva Update: CEO Resigns – What it Means for Investors

Just two days ago, as part of my series of posts on the investment case for Teva, I penned 2500 words explaining why Teva's new management team – brought on in May of 2012 – is potentially a big positive for the company (and its stock price). CEO Jeremy Levin was working on implementing a strategy at Teva similar to the one he successfully implemented at Bristol Myers. Even if only some of the plan ended up successfully executed, the result would be an acceleration of Teva's specialty drug revenue growth. A year and a half into his tenure, it seemed like his execution was really starting to gain traction.

Well, this morning, Levin resigned. Talk about egg on my face! Granted, it's barely been a few hours since his resignation, but here are my thoughts. First the negatives:

- No question that this is a loss for Teva. Also no question that the market knows this – the stock is down about 6% as I write this.
- Levin's core strategic focus – augmenting the specialty drugs pipeline through the string-of-pearls/NTE strategy was a very good, even excellent, response to the decline of Copaxone and the approach of the patent cliff. Is this core strategic focus still on the table? **This is the most important question in the wake of the resignation.**
- The other **super-critical** project that Levin put in motion is the company's fairly massive cost-cutting program, the execution of which is now starting in earnest. I'm not too happy that this cost-cutting program will be overseen by a CEO that didn't design it and isn't intimately familiar with Teva's sprawling asset base.
- Beside the status of Levin's strategy and cost-cutting plan, there are the two issues that Levin was responding to: the next two years will see Copaxone going off-patent and the decline of the PIV business due to the patent cliff. Furthermore, the pipeline will be moving closer to fruition. These are situations where top-notch management supervision could only help. Even if Teva found a CEO tomorrow (and the company has already formed a search committee), it takes time to get properly up to speed and culturally enmeshed in a $35 Billion pharmaceutical juggernaut, and I'd argue Levin was just getting to that point in recent quarters. Chances are that there will not be a very strong chief executive overseeing these transitions.
- Maybe the biggest negative here is the *possibility* that the person Teva finds to replace Levin will respond to the dual patent cliffs the same way Teva's management dealt with problems in the past – mega-acquisitions. This is a very small-probability scenario, but it's something we're watching.
- Levin knew that executing on his strategy wouldn't happen overnight, and he communicated that to the shareholder base superbly. In fact, because he saw his strategy being a multi-year project, he recently started a series of conference calls for investors with the intention of explaining, for each of Teva's specialty areas, how R&D and product development would evolve in the medium term. The clarity of communication and solid relationship with investors is, for the time being, gone.
- Beyond Levin, there's the team that Levin recruited – supply chain and operations personnel and new R&D leadership. Many of these recruits were executives or managers who worked with Levin at BMY. As of this morning, these top level executives have confirmed that they will be staying with Teva and helping to execute Levin's strategic plans. That's nice, but probably meaningless. If they were planning to leave, they certainly wouldn't be *publicly announcing it*, would they?
- Levin's resignation is not a total surprise. It *would've been* last week, but on Sunday, an Israeli news channel was reporting that Levin's relationship with the board of directors was on the rocks, particularly

with Chairman Phil Frost. It's unclear what the issue was, but it seems to have featured attempted board micromanagement and the board's second-guessing of the CEO. A board with a reputation for getting involved in day-to-day management issues is a) not doing its job properly and b) going to have a hard time finding a strong CEO with a great reputation to take over. I call this the Bill Belichick phenomenon (Belichick is the coach of the New England Patriots, arguably the most successful NFL team of the past 15 years, refused to take a coaching job that would not give him complete control over the team). A great leader/CEO will only be willing to take a job where he has full control, and this episode seems to imply that Teva's board was not willing to give Levin full control.

Mitigating the aforementioned issues are my following thoughts:

- Much of what Levin planned strategically can be executed quite ably by the team he left behind (assuming they stay). Going back to the football analogy: 95% of what happens on the field – positive or negative – is a result of the team's execution, not the coaching. As long as Teva's strategic and cost-cutting plans are still in place, and the team stays on, execution should proceed regardless of Levin's absence. The key of course is the first part of the previous sentence – are Levin's strategic and cost-cutting plans still in place? The cost-cutting plans almost certainly are, but what the board thought of Levin's strategic focus on string-of-pearls/NTEs.
- The biggest mitigating factor here is something I mentioned in the previous post on Teva's management – at the current stock price, anything management adds is pure gravy. I'll add more detail to this in the next and concluding post of the Teva series (which should go up later this week), but Teva currently trades at a price that implies a worst case scenario for the trajectory of Copaxone, only partial execution of the cost-cutting plan, and no growth in earnings for the foreseeable future. Even if all that comes to pass, we think long term investor returns will *still* be satisfactory, and certainly better than the returns we expect from an overvalued stock market. Without getting into details, we estimate that Teva trades at something like 10-11-times ex-Copaxone earnings, which implies that even in the absence of growth, investors are likely to see *approximately* 10% long term returns.*

In sum: we are not very happy with the departure of Levin. Still, his resignation does not break the case for Teva, although it does add plenty of uncertainty. We still consider the stock very cheap, and have not sold a share. As with all of our investments, we're monitoring this one continuously. Check back here over the next few days for the final installment in the "Case for Teva" series.

** Disclaimer: this is just our estimate based on our research. There are no guarantees in life, and obviously we can be wrong. Read the slightly longer disclaimer that starts on the next line:*

Disclaimer: This discussion is meant solely as an illustration of our investment and thought process at Eudora, and NOT as a recommendation or suggestion to buy or sell any securities. Before you make any investment, do your own research and talk to your own financial advisor. We do not vouch for the accuracy or correctness of anything mentioned in this post and anything we say might be wrong. We are not responsible for what could be a reckless decision to buy or sell any security simply on the basis of reading a blog post or series of blog posts.

The Case for Teva – Conclusion

This is Part 6 of a multi-part series discussing the rationale for our investment in Teva. Check out Part 1, Part 2, Part 3, Part 4, and Part 5. We also commented on the recent management shakeup at Teva in a post here.

I've now written multiple in-depth posts examining each of Teva's businesses in detail and even discussing strategy and the recent management shakeup. That's the qualitative aspect of investing and is what occupies most of our research time. In this final post on Teva, I want to try to convey how we saw the investment decision at the time we made it from a quantitative *valuation* perspective, as well how we now incorporate the management uncertainty into our investment thesis currently.

First, a quick summary of the qualitative aspects of the investment. In the first few posts of this series (see the links above), I explained that we look at Teva as the sums of the following three parts:

- GENERICS: A solid generics business with decent, not spectacular, prospects. In the US, the Paragraph IV business is going to decline greatly over the next few years, but Teva is likely to make up most of the associated revenue and profits with a focus on complex generics. Abroad, meanwhile, the generics business is still growing nicely, with penetration rates across the globe having plenty of room to run over the next decade, although that growth will be somewhat offset by pricing pressure from debt-saddled European countries. The international generics business should also benefit from Teva's increased focus on complex generics. **Before cost-cuts, we believe the generics business is capable of earning $2B pre-tax on an annual basis.** We don't expect much growth in that number, although we suppose it's possible (we consider it a free option).
- SPECIALTY DRUGS: Teva's specialty drugs business – excluding Copaxone – is a gem. The pipeline is filled with relatively lower-risk, high probability drug candidates with total potential market sizes that sum to over $10 Billion. The big hits here are likely to come from a few biosimilars (Amgen's Neupogen and Neulasta) and some major opportunities in the respiratory arena. Teva also has some lower-probability, high-potential products in Oncology (Custirsen), CNS (Laquinimod), and even cardiology (Mesoblast) and Diabetes (DiaPep 277). **We think the specialty drugs business has a normal earnings power of about $1.5 Billion, and that this will grow double digits over the next few years**.
- COPAXONE – Copaxone has had a good run for Teva, producing billions of dollars in cash-flow over the last two decades (most of which, unfortunately, was wasted by previous management teams on overpriced acquisitions). But because its days are likely numbered, we exclude Copaxone from Teva's *current* business when measuring run-rate profits. **The Copaxone business on its own is worth $4-7 per share in our estimate**, the assumptions of which we detailed in our post dedicated to Copaxone. There is upside to this valuation of Copaxone, but it's not likely, so we treat it like we do growth in the generics business – a free option.

So Teva's current businesses together earn $3.5 Billion in operating profits. But $3.5 Billion is not a very accurate portrayal of what Teva can actually return to shareholders. We're looking for the true Owner Earnings that Teva's business can generate (click the link for Buffett's description of what owner earnings are). So we adjust the number in order to account for the difference between accounting earnings and cash earnings, as well as incorporate Teva's corporate overhead, earnings of its non-core businesses, and the cost cuts the company has committed to. These adjustments include the following:

- Depreciation – operating profits include the non-cash expense of depreciation, which is an artifact of capital expenditure decision in the past. Teva reported about $450M in depreciation in 2012, so we add

that to our earnings number.

- Capital expenditures – while depreciation is kind of a "phantom" expense, capex is a very real one that doesn't show up on the income statement. Teva is on pace for about $1 Billion in capital expenditures in 2013. How much of a company's capital expenditures should count against earnings power can be the topic of its own blog post, but for owner earnings, we consider only capital expenditures related to *current level* of business. Much of the $1 Billion in capex is being invested by Teva in order to *grow* its business rather than just *maintain that level*. We assume a 50/50 split – half the $1 Billion was invested for growth and half was invested in maintenance. Thus, subtract $500 Million from operating earnings.
- Teva had General & Administrative expenses of $1.2 Billion in 2012, and looks to repeat that number in 2013. We consider 75% of this number as related to the ex-Copaxone businesses. So subtract $900M Million from operating earnings.
- Teva has an OTC joint venture with Procter & Gamble (we briefly discussed this at the end of Part 5), as well as a small drug distribution business in Israel and Hungary. Both of these businesses together are expected to generate about $250 Million in earnings in 2013. So add $250 Million to our earnings number.
- Teva has set out to cut $2 Billion in costs. Two weeks ago, before the management shakeup, we were easily willing to give Teva credit for at least $1 Billion of those cuts. This week, with the management team somewhat in disarray, we're a bit more conservative and are only confident in $500 Million of those cuts. $2 Billion was always ambitious, but there's unquestionably a lot of fat to cut at Teva, especially in its generic supply chain and manufacturing footprint, so $500 Million should still be easily attainable.
- Teva has a bunch of debt on its balance sheet, with $300 Million in annual interest expense. We subtract $300 Million from earnings, because that money is unavailable for shareholder.

To sum up, we have:

$3.5 Billion in operating earnings + $450 Million in D&A – $500 Million in maintenance capital expenditures – $900 Million in G&A + $250 Million in OTC earnings + $500 Million in cost savings – $300 Million in interest

Add that all up, and you get pre-tax owner earnings of about $3 Billion. Taxed at a rate of approximately 20% (that is based on Teva management's estimate of their tax rate outside of Copaxone), and you're left with $2.4 Billion. Here's a neat little bar chart that shows the steps (click to enlarge):



Teva: Getting from Operating Earnings to Owner Earnings
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,500
450
500
900
250
500
300
600
2,400
Segment Operating Earnings
Depreciation
Maintenance Capex
G&A
OTC Earnings
Cost Cuts
Interest Expense
Taxes
Owner Earnings

Divide $2.4 Billion by Teva's 845 million shares outstanding, and you get owner earnings per share of about $2.85. This is an approximation; Teva will never actually earn exactly that amount. The number can be better understood as what you would *estimate* the company could generate in cash for you if you were a 100% owner (hence the term *owner earnings*). We acquired Teva shares at about $39 per share. If you assume that Copaxone is worth about $5 per share (as we do), we paid about 12-times owner earnings for Teva ($39 minus $5 of Copaxone, divided by $2.85 in owner earnings).

Now, a few comments on our purchase:

- When we bought the stock, we assumed $1 Billion in successful cost cuts, not the $500 Million we assumed in our analysis above. So we *thought* we were buying at closer to 10-times owner earnings. After accounting for the management shakeup, we've gotten more conservative in our assumptions.
- Our discipline is usually to hold off on acquiring a security until we can buy it for less than 10-times owner earnings: at 10-times, we can expect to earn a double digit return on our investment without any help from earnings growth. With Teva, we *did* originally buy at around 10-times, but even at our new estimate of 12-times owner earnings, we still consider Teva quite cheap, for two reasons: First, there is a lot of upside on the cost cutting. If Teva is able to execute on its entire $2 Billion plan, and three quarters of it actually flows to the bottom line, the owner earnings number goes to close to $4 per share. At $39, (and even more so at today's $37), the shares are a steal. Secondly, we expect the core earnings to grow over time, especially the operating earnings of the branded drugs business. Teva management even expects the generic business to generate solid growth, but we're a bit more skeptical about that. At the end of, say, a five year period, we expect Teva's owner earnings to be substantially higher than they are today as the pipeline starts delivering marketable drugs. If the company is successful at both aggressively cutting costs *and* executing on its pipeline compounds, we could see an owner earnings number close to double our $2.85 current estimate over that time.
- 12-times owner earnings is the same as saying that 8.3% earnings yield. In other words, buying Teva at 12-times owner earnings should, over time, *and assuming our analysis is approximately correct*, generate returns of 8.3% compounded annually, *plus* the growth rate in those earnings. **So if earnings grow at 5% annually, and the valuation remains the same, you'd expect to earn a bit more than 13% compounded annually**. We consider that very attractive for a super-liquid position in a stock market that we believe will generate very subpar returns in the medium term (how we get to *that* conclusion is a discussion for another time perhaps).

We don't expect our investment in Teva to be a 10-bagger, but we think it will generate solid returns in the context of a stock market that will not. More importantly, we feel that Teva gives us significant downside protection: we expect our return to be satisfactory even in the absence of any earnings growth, and even with minimal cost-cutting success. The upside to our estimated return, though, is substantial. There are many things that can go right for Teva that we don't account for, like favorable developments in the Copaxone regulatory saga, exceptional success in the pipeline's development, or successful execution of the cost-cutting plan. So:

- Double digit returns if our analysis is right (and of course, there's no guarantee to that)
- Still satisfactory returns if we're wrong
- Explosive upside if things work out better than we expect

Overall, a great set of characteristics for a long term investment.

Before I finish up this series, I wanted to delineate the risks that we see with our position in Teva, because no position is guaranteed (you don't get solid returns without *any* risk):

- First, management is a key risk. We saw this last week when Jeremy Levin was asked to resign as CEO after a spat with the Board chairman. Teva is now a super-tanker of a company, in the middle of major turnaround, but without a professional captain. The businesses should keep humming along, especially if Levin's old crew stays on. But we're watching very carefully for execution on cost-cutting, which is one of the keys to earnings growth. The seeming lack of capable management is undoubtedly a risk (and one that we even specifically accounted for by taking down our estimate of attainable cuts).
- Another risk is the risk that the branded drug pipeline will not develop successfully. Admittedly, this is a small risk given the types of compounds in the pipeline, but as anyone who deals with pharmaceuticals knows, FDA approvals and the development of clinical programs are wild cards that are difficult to handicap. The management shakeup doesn't help here, either.
- Finally, there's the risk that Teva cannot successfully compete in complex generic drugs. It certainly has the assets and intellectual property to do so, but like the cost cuts and pipeline development, this requires execution. The risks include regulatory scrutiny as well as heated competition.

That wraps up our seven part series on our case for Teva. I hope it gave you a bit of a flavor for the type of research we do before we take a position in something, as well as the valuation philosophy that we hold when it comes to investing. I'm all ears for all types of feedback, so please feel free to leave comments or email me directly with any questions, critiques, or other feedback. If you've gotten this far in the series, thanks for reading!